ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 16 February 2006, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Prudential plc and certain of its subsidiary companies in the ordinary shares of Reed Elsevier PLC is 52,109,466 shares, representing 4.07% of the Company’s current issued share capital.